UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: May 2, 2022

Commission File Number: 0-28542

ICTS INTERNATIONAL, N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 8.01 OTHER EVENTS

One of the subsidiaries of ICTS International NV, I-SEC International Security B.V., has experienced a data breach incident. The Company has initiated an investigation, which is still ongoing. The Company is researching to determine the scope of the data breach in the different countries in which the Company operates. Not all information concerning this incident is currently available. The Company, through external specialists, is taking full action to do a root cause analysis and implement extensive additional security measures to prevent similar breaches in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By:	/s/ Alon Raich
Alon Raich, Managing Director and CFO

Dated May 2, 2022